FOSTER'S GROUP LIMITED
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FOSTER'S
GROUP
Inspiring Global Enjoyment


05012525

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"CEO Address to Australia-Israel Chamber of Commerce"

Fosters Brewing Group

Released: 15 November 2005

Pages: 11
(including this page)


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FOSTER'S
GROUP

15 November 2005

Address by Foster's Group Limited President and Chief Executive Officer to the Australia-Israel Chamber of Commerce

A copy of the address '*What's the Point of Being Different?*' delivered by Foster's Group Limited President & Chief Executive Officer, Trevor O'Hoy is attached.

The address was delivered to the Australia-Israel Chamber of Commerce at the Palladium, Crown Towers, Melbourne, Tuesday 15 November 2005.

An archive of the address will be available from the Foster's Group website at www.fostersgroup.com.

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors
Chris Knorr
Tel: +61 3 9633 2685

Trevor O'Hoy
President & Chief Executive Officer
Foster's Group Limited

"What's the point of being different?"

Good afternoon. It is indeed a great pleasure to be here.

Today at Foster's, we are building a company and a culture that is based on being different.

Because, as a company growing from a comparatively tiny domestic market – 10,000 kilometres from the world's largest markets, and barely 200 years old – we have little choice.

We don't have the scale or mass of the large North American brewers. Nor do we have the tradition or heritage of the European wine makers.

What we do have to our advantage is that we are Australian – resourceful and determined to confront the world and be the best.

As with many of our Australian athletes and sporting teams, the challenge to take on the rest of the world with our limited resources and youthfulness is absolutely compelling.

At Foster's we knew that to be successful we needed to find a sustainable competitive edge – in our case this edge is what we call Brand Australia.

And we have claimed that position in the global beer market – Foster's is truly Australian for Beer.

In wine making, we are taking a similar position by owning Brand Australia and taking on the old world of winemaking – and we are winning with an unparalleled portfolio of new world wines.

However, being different is not always a choice.

With my mixed Chinese and Japanese ancestry, I faced the challenge of being different from a very early age.

In what was a far less racially tolerant period, the '60s and '70s at school in Highett in Melbourne's south were a defining period for me.

With my academic record, I knew I was never going to be dux or school captain, so I chose sport to earn my stripes, to be different and provide a way to be accepted.

While the environment was difficult, the experience taught me how to exploit my own point of difference – a willingness to work longer and harder than anyone else.

While I could tell you that playing football for St Kilda initially landed me a cadetship with Carlton & United Breweries in 1976, it would be stretching the truth somewhat.

In fact, I went to school with the HR director's daughter, about whom I spoke in glowing terms for the entire hour and a half of my interview. Ironically, to this day I have no idea who she actually was!

The point is, being different is no guarantee of success, but increasingly, it's a minimum requirement. And even when you can find a way to stand out, capitalising on the luck that's presented doesn't hurt either.

The markets in which we compete – product, capital, and employment – are all very crowded.

In wine alone, retail shelves display some 14,000 brands while the number of beer and spirits brands continue to grow rapidly.

Success means being different and standing out.

At Foster's, we call this becoming First Choice.

But before I continue the story of how – and why – we continue to pursue a point of difference, I'd like to sketch a picture of Foster's in 2005.

- Foster's sells nearly 40 million cases of wine globally, and today, with revenues of around $3 billion, we are the No.1 for premium wine *in the world*.
- In Australia, with case sales of around 120 million, 45 per cent – or almost one in every two drinks of alcohol – have a Foster's label on them.
- In financial terms, around 35 cents of every dollar spent on alcohol in Australia is spent on Foster's labelled beverages, making us the clear leader in total alcohol in Australia.
- And to complement all this, we sell more than 100 million cases of Foster's Lager in 150 countries globally. The brand has expanded its global sales for the last 11 consecutive years, and now ranks 7th in the world.

While we're very proud of these achievements, we will continue to transform the model that will take this great company forward.

We've based our operating model on three core businesses:

- Foster's Australia, a multi-beverage powerhouse in Asia Pacific, with an unparalleled portfolio of beer, wine, spirits, ready-to-drinks, cider and non-alcohol brands, and serving around 38,000 customers,
- Foster's Wine Estates, the world's leading international premium wine business,
- And Foster's Brewing International, focused on our international premium beer brand, Foster's Lager.

In these, and many other respects, Foster's today is a very different company to the Foster's of a decade ago.

But difference is all about capitalising on timing.

What was yesterday's radical idea is today's commonsense, but someone had to find the solution first.

An example I use inside Foster's is of Edward de Bono visiting our Abbotsford brewery – the largest in the Southern Hemisphere.

Watching a production line filling 2,000 bottles a minute, he asked why the bottles weren't lowered into a pool instead, essentially filling themselves.

We looked at it. And while we couldn't find a pool the size of the MCG to fill the bottles, we did find a more efficient way of filling our kegs – by turning them upside down.

I tell this story to demonstrate that many things we do seem obvious in hindsight, but before they were first done, they seemed impossible, and even illogical.

At Foster's, we are building on this approach.

We are a single purpose Australian beer company that is today truly multi-beverage; the No.1 premium wine company in the world that internally sources around 25% of its grapes; The 7th largest international beer brand with virtually no overseas production capacity.

Why have we chosen to venture into the impossible to create the commonplace?

Because the writing was on the wall, our whole world was changing, and changing fast.

We faced an Australian beer market that had been declining for more than 20 years.

There was a new style of consumer looking for a suite of products and brands, and an ageing consumer who was drinking less but drinking better.

In the face of this change, we responded – slowly at first – by entering the wine market with the acquisition of Mildara in 1996. We then expanded by branching out overseas, purchasing one of North America's greatest producers, Beringer Estates in 2001 and earlier this year, we completed the transformation by acquiring Southcorp.

Then, as a generation brought up drinking soft drink embraced spirits and ready-to-drink products, we reinvented our traditional Australian brewing business to become Australia's only multi-beverage company.

An ongoing explosion of consumer choices have accelerated these changes, and spawned networks of niche demographics.

People are coming together around values, passions, life stages, aspirations, and cultures. Paradoxically, those niches create new areas of common ground in an otherwise fragmenting culture.

Consumers are increasingly experimental and multi-cultural, and are more likely to drink a suite of products, depending on who they are with, and what they are celebrating.

Although consumers are drinking less, they are consuming better quality than ever before, drinking premium products in every alcohol category.

- While wine is growing strongly, it's at the premium end where the growth is strongest, indicating that consumers continue to 'trade up' over time and with experience.
- Globally, while beer sales are flat or declining, premium brands are expanding at high single digit rates.

Our customers have changed too – at one end, there are fewer, larger retailers looking for supply-chain efficiencies and a one-stop-shop solution. At the other, there are more small customers, requiring ever more tailored service.

Finally, our global beverage competitors continue to consolidate as they too chase growth.

Again, we have responded by being different.

We have transformed our business model towards multi-beverage, premium brands, and tailored customer service.

We have created products geared to what our consumers want to drink, rather than what our brewers or winemakers want to produce. We are building great brands, and not just making great products.

But as I said, Foster's didn't always look like it does today.

The challenge brought about by change can be significant. It can be difficult to manage. But the opportunity it brings is enormous.

Change – if you grasp it by the throat – is all about making the most of opportunity.

It is about the ability to eliminate the fear of making a mistake.

When we embarked on this journey, we faced two choices: we could be conservative, defensive, and reactive, put out each small fire as it got started, and essentially be invisible, uncriticised, and safe.

Or, we could take a chance at being innovative, change our thinking, and create our own roadmap.

As we proceeded on this journey, we didn't have a Melways to guide us. No examples, no history, and no existing benchmarks.

An old marketing adage says you're not in the shoe business – you're actually in the foot covering business. In the same way, we weren't in the beer business – we were actually in the beverage business of any drink at any time.

Our reason for existing is simple: it's to satisfy more consumers on more occasions in more venues than our competitors.

We recognised that if we embraced a multi-beverage model – and in the process re-thought our culture and our business – we'd give ourselves an opportunity to consolidate our future.

We knew if we focused on our strengths, we had a good chance of being successful.

One of our strengths is obviously our remarkable and extensive range of premium products across all drinking categories. It's an unrivalled portfolio.

Another strength is our unique direct distribution system, especially here in Australia – it's broader, deeper, and above all, faster to market than any of our competitors.

But being different is not enough. We needed to overcome challenges, norms, and our own self-doubt.

We posed some questions to ourselves: Can an Australian company be a global leader in wine? Can you build a multi-beverage powerhouse, when none of your competitors have done so? And most importantly, can you take on the world from an Australian base?

And the answer to all of these is: emphatically yes.

In fact, being Australian is exactly why we stand out from the crowd. It's hard to deliver a compelling message if you sound like everyone else.

We have a great culture in Australia that's perfect for the beverage business. For example, in a global premium beer market dominated by Europeans, we are winning share as Australia's most famous export beer brand.

Foster's Lager has been No.1 in the city of London for over 10 years, and No.2 in the UK over the same time. The English love our beer because it's Australian, and they aspire to

our lifestyle: we're fun, youthful, cheeky, and irreverent – and we sell it cold, so the UK consumer has finally discovered cold beer.

Australian businesses have what it takes. The successful ones have ability, strength of vision, a defiant sense that nothing can stop them, and a can-do attitude to get runs on the board.

We have business peers in Australia who have made the grade, because they exploited changing circumstances, or global uncertainty. We've seen Macquarie Bank capitalise on the boom in the international infrastructure market, BHP profit from the expansion of China, and Westfield exploit the global retail market.

Did they think at the time of embarking on their journeys that success was the only outcome? Undoubtedly not.

Did they trust their knowledge, acumen, and skill and take an educated roll of the dice? I'd say undoubtedly yes.

For us we made a calculated gamble by creating a world-class wine business, rounded out this year when we acquired Southcorp.

And while Southcorp had always been on our radar screen, it wasn't a top priority in December last year.

However, when Southcorp unexpectedly came on the market, we grabbed the opportunity to acquire it. If we hadn't, we risked being left mid-sized forever in a consolidating marketplace.

Our ability to exploit the opportunity paid off. We landed an asset that truly plays to our company's strengths. It was a near perfect strategic fit with two of our three businesses.

Southcorp has given Foster's a new platform for growth. By rounding out our scale and critical mass, it has given us the best alcohol portfolio in Australia, and the best premium wine portfolio in the world.

It has also made us fundamentally a different investment proposition than any other global beverage company. We are now in a position where people have to pay attention to us. While we are still integrating Southcorp into Foster's, the early signs are very positive indeed.

In capitalising on this renewed scale and portfolio breadth, we know it's all about innovating, being quick on our feet, creating opportunities, and exploiting them.

That's one of the positives of continuous learning and continuous innovation.

Most companies usually do things because they've worked in the past. But – as Warren Buffett taught – that's no guarantee that they will work in the future.

In a fast-changing marketplace, the assumptions driving current vision and strategy won't stay compelling for long.

You've got to learn how to learn. You have to know what you don't know.

And, above all, you have to learn from your mistakes.

Let me give you an example of our experience in launching some new products over the last two years.

While we are best known for big-drive brands, our innovation has been at the lesser known, niche end.

Empire Lager was the first major new beer brand we'd launched for very many years.

We wanted it to be an entry-level beer with a sweeter taste, catering to consumers drinking beer for the first time. Most had grown up on a diet of cola and fries, and disliked the bitterness of mainstream lagers.

We spent big money on creating the right taste-profile, designing an innovative new bottle, and coming up with a sensational television ad campaign.

But when it got to market, it failed to connect with the young clubbers market we were targeting.

Like many unsuccessful product launches, we could have wiped it quickly from our memory.

This was a massive cultural shift. We had failed, and no one got fired. Our people discovered that it's okay to fail, as long as you don't make a habit of it and don't make the same mistake twice.

So, we set about finding out why Empire hadn't worked, and learned some valuable lessons.

We found that our target market of 18-24 year olds were cynical about slickly contrived campaigns. They wanted something with 'credibility' and 'brand authenticity' – something that had been built up slowly through word of mouth, something that had been embraced and endorsed by a specific crowd of early-adopters: the trendsetters.

But the trendsetters weren't captured in any one market space. We realised we needed to create a new market and draw them into it.

We learned that just thinking innovatively about a product didn't guarantee success. We learned the importance of knowing your consumers.

All of these were valuable lessons and we put them to work with our next new product: Sass Bubbly.

Consumers said that they found wine too dry and beer too bitter. So we created Sass, a sweeter, slightly carbonated wine, packaged in popular single serve sizes, without the dryness of many sparkling products – and consumers loved it.

We tried again with Half Mile Creek, a wine brand targeted squarely at the pub-goer who wanted a 'quaffable' wine at around eight dollars per bottle – one that they could drink with a meal, and then take home.

It's worth pointing out that five years earlier, Carlton and United had tried to launch another bottled wine product to the same audience. The product called Cello, was knocked out of the market by another product, Yellow, launched by our own wine division, Beringer Blass at the very same time.

Thankfully, Half Mile Creek was developed by a team from across CUB and Beringer Blass – taking what we call a 'One Foster's' approach. In a crowded wine market, working as a team, it's been a roaring success, building quickly to 400,000 cases a year.

Finally, listening even harder to what our consumers were saying, we were again ready to launch a new beer – Pure Blonde.

Right from the beginning, it was seen as a niche product.

We targeted young and health-conscious drinkers, and marketed it in a low-key manner through gyms and lifestyle outlets, where consumers were more likely to pick up on the beer's low-carbohydrate qualities.

Where Empire was about making a big bang in marketing terms, Pure Blonde was about a slow and gradual build.

What has surprised us the most is the scale of acceptance. It is now selling roughly 10 times what we expected, and is on track to next year be selling 20 times our expectations.

So, in hindsight, the failure of Empire to build a market has been the genesis of recent product successes.

Ironically, while we now have a culture that accepts failure, we are actually getting more things right.

You might ask what happened to the employee responsible for the Empire failure. Well it was me, and not long afterward, I got promoted.

The other learning we took from these experiences was the importance of being able to replicate this success.

To make that happen, at Foster's we've developed an innovation headquarters we call i-nova.

We've charged the i-nova team with giving us a deeper understanding of drinker, shopper, and customer insights, so we can formalise innovation, make each one reliably repeatable.

As we continue to move forward, I am determined to see Foster's adapt to change quickly. In many ways I think that speed will be the key to corporate survival in the future. And I'm not the only person who thinks so.

Rupert Murdoch recently commented that the business world is changing rapidly. He said: 'Big will not beat small anymore. It will be the fast beating the slow.'

i-nova has given us greater insight into how our consumers think. It's helping us provide the new products our consumers are looking for, and moreover to get products to market in record time.

Our recent launch of Cougar Rum was achieved in a record time of 45 days – not bad for a company that 10 years ago took an average of two years and 300 signatures to launch a new product.

Tom Peters recently said: The things that successful companies seem to have in common, is that they have *nothing* in common.

What could Nokia – which brings out new hardware every 30 days or so – have in common with Nintendo, which has marketed the same Game Boy for more than 15years? Or David Jones and Harvey Norman, which have both grown in the same decade? Or the Commonwealth and Bendigo Banks?

They're on the fringes: super fast or super slow; very exclusive or very cheap; extremely big or extremely small – but all offering a point of difference.

We're not in the business of making average products for average people. The new rule is to create remarkable products that the right people seek out.

In this changing environment, there is no optimal strategy. You need to continuously experiment, learn, adapt, and change. And they need to be big experiments – like Empire – because small ones won't give you room to measure the difference.

The boldest companies are the ones that get results. because radical experimentation forces everyone to innovate.

Most importantly, experimentation lets you quickly learn what's happening out there in the world. It gets you to continually re-examine strategy, because you're constantly measuring your experiments. It's a very powerful way of learning.

All good working definitions of innovation pair ideas with action, the spark with the fire. Innovators don't just have their heads in the clouds. They have their feet on the ground. But innovation isn't self-starting or self-perpetuating. People make it happen through their imagination, willpower, and perseverance.

Innovating involves embracing risk. Just make sure the risks you take play to your strengths.

Innovating means being prepared to gamble – intelligently, shrewdly, selectively – and remembering that the good moves we *don't* make can be as significant as the bad moves that we *do* make – that playing it safe isn't always playing it smart.

Playing it safe and following the rules can often seem like the best way to avoid failure. But in a busy marketplace, not standing out is the same as being invisible.

And Foster's is anything but invisible.

The story of two of our drive brands, Wolf Blass and Carlton Draught, is a case in point.

Around four years ago, our customers were telling us Wolf Blass, once a great wine, was no longer grabbing their attention.

We went back to the drawing board and came out with new packaging, an original and memorable score, and we focused on the now famous wedgetail eagle as brand champion.

Over the three years since, Wolf Blass went from No.12 to the No.1 wine brand in Australia, and, with a kick along from the sponsorship of the ashes tour, its now taking the UK by storm.

More recently, we upped the ante with our new approach to marketing Australia's most popular draught beer, Carlton Draught.

Two weeks before we launched the big ad on television in August, we emailed it to 400 employees. Within days, it had been seen by millions of people, and had become a talking point globally.

The 'big ad' has been viewed in more than 132 countries, from the Antilles to Macau, Nepal to Zambia. In fact, I'm told that in Finland on one day it was seen by 13 million people, such is the power of the internet and people's desire to share something that's funny, entertaining, and irreverent.

So, my answer to the question posed as the title of today's address: The point of being different is that you stand out from the crowd. You play on your strengths, and you build success. And that's good, because it's the only way we know.

Ladies and gentlemen, the journey to make Foster's different is one that we are very proud of.

A journey that transformed Victoria's No.1 brewer into Australia's No. 1 brewer.

A journey that has created Australia's No.1 and only truly multi-beverage business.

And a journey that now takes our business to be the only Australian company that is No. 1 in the world in a consumer product category – global premium wine.

Today I have talked to you about the how we are striving to be different in product, employment and capital markets. I would like to close with a video that we use internally to inspire and motivate our own people to be different.

While breweries, vineyards, and brands are all very important, at the end of the day, it's the people who make the difference.

Thank you very much for having me here today.